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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d- 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         OAK HILL SPORTSWEAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   67135 10 4
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                                 (CUSIP Number)


                                 Daren J. Barone
                          c/o Watkins Contracting, Inc.
                           8690 Aero Drive, Suite M327
                               San Diego, CA 92123
                                 (619) 279-7516


                  (Name, Address and Telephone Number of Person
--------------------------------------------------------------------------------
                Authorized to Receive Notices and Communications)


                                October 21, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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CUSIP 671365 10 4                                              Page 2 of 7 pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           Daren J. Barone
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       200,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       200,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   200,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.14%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                   IN
______________________________________________________________________________

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CUSIP 671365 10 4                                              Page 3 of 7 pages
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                           STATEMENT FOR SCHEDULE 13D


Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock (the "Shares") of Oak Hill Sportswear Corporation, a New York corporation (the "Issuer"), whose principal executive office is located at 1411 Broadway, New York, 10018.


Item 2.           Identity and Background.

                  (a) This statement is filed on behalf of Daren J. Barone, who is referred to herein as the "Reporting Person."

                  (b) The business address of the Reporting Person is c/o Watkins Contracting, Inc., 8690 Aero Drive, Suite M327, San Diego, CA 92123.

                  (c) The Reporting Person's principal occupation is that of Treasurer and Secretary of Watkins Contracting, Inc., an environmental remediation contractor and, since October 21, 1997, a wholly-owned subsidiary of the Issuer.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds and Other Consideration.

                  The Reporting Person and Greg S. Watkins each sold 50% of


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CUSIP 671365 10 4                                              Page 4 of 7 pages
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the outstanding shares of Watkins Contracting, Inc. ("WCI") to the Issuer on
October 21, 1997, pursuant to a Stock Purchase Agreement, dated October 21,
1997, between the Issuer, as buyer, and the Reporting Person and Mr. Watkins as sellers. As total consideration for all such outstanding shares of WCI, the Reporting Person and Mr. Watkins each received from the Issuer (a) $1,800,000, in cash, (b) 200,000 shares of the Issuer's restricted common stock, and (c) contingent put rights entitling each of them to sell back to the Issuer, at $5.00 per share, up to (x) 25,000 shares of such common stock per quarter, starting April 1, 1999, if WCI earns in excess of $2,700,000 in pretax income
(as defined in Rights Agreements, dated October 21, 1997, between the Issuer and the Reporting Person and Mr. Watkins) during 1998, and (y) an additional 25,000 of shares of such common stock per quarter, starting April 1, 2000, if WCI earns in excess of $2,700,000 in pretax income (as defined in said Rights Agreements) during 1999. Said Rights Agreements, and Employment Agreements, dated October
21, 1997, between the Reporting Person and WCI and Mr. Watkins and WCI, were executed pursuant to the Stock Purchase Agreement referred to above. Said Employment Agreements entitle the Reporting Person and Mr. Watkins to each receive from WCI a salary, until December 31, 2000, at the rate of $180,000 a year, incentive compensation equal to 5% of the pretax income (as defined in the Employment Agreements) of WCI above $2,700,000, and additional incentive compensation equal to 2.5% of the pretax income of WCI above the greater of $2,700,000 or WCI's prior year's pretax income (as defined in said Employment Agreements).


Item 4.           Purpose of Transaction.

                  The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(i) of Item 4 of Schedule 13D or any action similar to those enumerated in said subparagraphs. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending on various factors (including, without limitation, the Issuer's business affairs and financial position, the price levels of its common stock, WCI having, or not having, sufficient pretax income to entitle the Reporting Person to


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CUSIP 671365 10 4                                              Page 5 of 7 pages
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exercise the put rights referred to in the answer to Item 3, above, conditions in the securities markets, and general economic and industry conditions) may in the future take such actions with respect to his investment in the Issuer as he deems appropriate.


Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Person beneficially owns 200,000 shares of the common stock of the Issuer (8.14% of the Issuer's outstanding shares). (The aggregate percentage of shares of Common stock reported owned the Reporting Person is based upon 2,457,576 shares of such common stock outstanding as of October 22, 1997.)

                  (b) The Reporting Person has sole voting and dispositive power over the Shares he beneficially owns.

                  (c) In the past sixty days, the Reporting Person has engaged in the following transactions in the Issuer's common stock:


                      Purchase
Date                    /Sale        No. of Shares          Price per Share
----                    -----        -------------          ---------------
October 21, 1997          P          200,000                The last price
                                     restricted             for unrestricted
                                     shares of              shares of common
                                     common stock.          stock of the
                                     See answer to          Issuer, as
                                     Item 3, above.         reported on the
                                                            NASDAQ National
                                                            Market on
                                                            October 21, 1997,
                                                            was 1-3/8. See
                                                            answer to Item 3,
                                                            above.


                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such 200,000


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CUSIP 671365 10 4                                              Page 6 of 7 pages
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shares of the common stock of the Issuer issued to the Reporting
Person.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As part of the consideration received by the Reporting Person in the transaction referred to in the answer to Item 3, above, the Reporting Person received the put rights referred to therein, pursuant to the Rights Agreement between the Reporting Person and the Issuer referred to therein. The Reporting Person has no other contract, arrangement, understanding or relationship with respect to the common stock of the Issuer.


Item 7.  Material to be Filed as Exhibits.

                  1. Rights Agreement, dated October 21, 1997, between Oak Hill Sportswear Corporation and Daren J. Barone.

                  2. Stock Purchase Agreement, dated October 21, 1997, between Oak Hill Sportswear Corporation, as Buyer, and Greg S. Watkins and Daren J. Barone, as Sellers.

                  3. Employment Agreement, dated October 21, 1997, between Watkins Contracting, Inc. and Daren J. Barone.




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CUSIP 671365 10 4                                              Page 7 of 7 pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: October 30, 1997                     /s/   DAREN J. BARONE
                                            ----------------------------------
                                                  DAREN J. BARONE